Exhibit 8.1

List of subsidiaries of United Maritime Corporation.,
as of 31 December 2025

Company	Country of Incorporation
Sea Glorius Shipping Co.	Republic of the Marshall Islands
Minoansea Maritime Co.	Republic of the Marshall Islands
Traders Maritime Co.	Republic of the Marshall Islands
Good Maritime Co.	Republic of Liberia
Oasea Maritime Co.	Republic of the Marshall Islands
Cretansea Maritime Co.	Republic of the Marshall Islands
Chrisea Maritime Co.	Republic of the Marshall Islands
Synthesea Maritime Co.	Republic of Liberia
Nisea Maritime Co.	Republic of Liberia
Exelixsea Maritime Co.	Republic of the Marshall Islands
United Management Corp.	Republic of the Marshall Islands
Duke Maritime Co.	Republic of the Marshall Islands
Squire Maritime Co.	Republic of Liberia